UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report
(Date of earliest event reported):

May 11, 2007

THERMO FISHER SCIENTIFIC INC.
(Exact name of Registrant as specified in its Charter)

Delaware	1-8002	04-2209186
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

81 Wyman Street, P.O. Box 9046 Waltham, Massachusetts (Address of principal executive offices)	02454-9046 (Zip Code)

(781) 622-1000
(Registrant's telephone number
including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers

On May 11, 2007, the Board of Directors of Thermo Fisher Scientific Inc. (the "Board") elected Jim Manzi, a current director, as Chairman of the Board, effective immediately. Mr. Manzi will receive annual cash compensation of $250,000 for his service as Chairman, in lieu of the annual retainer and meeting fees that he had previously been receiving for his service as a director.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on this 14th day of May, 2007.

THERMO FISHER SCIENTIFIC INC.

By: /s/ Seth H. Hoogasian
     Seth H. Hoogasian
     Senior Vice President, General Counsel and
     Secretary